

October 24, 2011

Via E-mail
Michael Durbin
Chief Financial Officer
Community Choice Financial, Inc.
7001 Post Road, Suite 200
Dublin, Ohio 43016

> **Re: Community Choice Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-176434**

Dear Mr. Durbin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 44

1. We note your response to our prior comment 16 in our comment letter dated September 16, 2011. Please revise to state, if true, that there are no plans, arrangements, or understandings to make any acquisitions.

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2010, page 56

2. We note your response and revised disclosure related to comment 19 in our September 16, 2011 letter. Since the $0.6 million in costs are not directly attributable to the Alabama acquisition, we believe the amount should not be eliminated from the historical financial statements. Please revise your filing accordingly. Please note that you may

disclose the impact of non-recurring expenses not directly attributable to the acquisition or transaction in your pro forma footnotes.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2011, page 58

3.   We note your response and revised disclosure related to comment 21 in our September 16, 2011 letter. We believe conforming changes in accounting policies recorded in historical financial statements should not be eliminated. Therefore, please revise to not eliminate the $1.2 million provision for loan losses recorded to conform to CCFI's accounting policies. Also, please record any pro forma adjustments needed to conform any of the acquiree's accounting policies to CCFI's.

4.   We note your response related to comment 23 in our September 16, 2011 letter. We do not believe the goodwill impairment charge is directly attributable to the transaction and therefore the amount should not be eliminated from the historical financial statements. Please revise your filing accordingly. Please note that you may disclose the impact of non-recurring expenses not directly attributable to the transaction in your pro forma footnotes.

Certain Relationships…, page 139

5.   We note your response to our prior comment 34. Please revise the Use of Proceeds sections in the forepart and the body of the document to disclose the amount, or the approximate amount, of the termination fee to be paid under the management agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Michael Durbin
Community Choice Financial, Inc.
October 24, 2011
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel